

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 23, 2010

Mr. Kevin Frija, Chief Financial Officer
Vapor Corporation
3101 W. Hallandale Boulevard
Suite 100
Hallandale, Florida 33009

>   **Re: Vapor Corporation**
>   **Item 4.01 Form 8-K**
>   **Filed January 5, 2010**
>   **File No. 000-19001**

Dear Mr. Frija:

We have completed our review of your Item 4.01 8-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Heather Clark
>   Staff Accountant